# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Narragansett Bancorp, Inc., CIK 0002138186
CUSIP: 630917102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 330 Swansea Mall Drive, Swansea, Massachusetts (MA), 02777
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001861869
Persons authorized to receive notices and communications: Marie Pellegrino, 330 Swansea Mall Drive, Swansea, Massachusetts (MA), 02777, 2022742007

## Reporting persons
- Narragansett Financial Corporation (CIK 0001861869): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 11,638,000; shared voting power 0; sole dispositive power 11,638,000; shared dispositive power 0; aggregate amount beneficially owned 11,638,000 (55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Narragansett Bancorp, Inc.
Address of issuer's principal executive offices: 330 Swansea Mall Drive, Swansea, Massachusetts (MA), 02777

## Item 2. Identity and Background
Name of person filing: Narragansett Financial Corporation
Residence or business address:
330 Swansea Mall Drive
Swansea, Massachusetts 02777
Present principal occupation or employment:
Maria L. Aguiar; Trustee; Retired Certified Public Accountant
Nicholas M. Christ; Chair and Chief Executive Officer; Banker
Gail M. Fortes; Trustee; Banker
Paul M. Joncas; Trustee; President, Meganet Communications
Steven W. Kenyon; Trustee and Clerk; Vice President of Administration & Finance, Bristol Community College
Brian LeComte; Trustee; President and Chief Operating Officer, Gold Medal Bakery, Inc.
Eric B. Mack; Trustee; Attorney and Shareholder, Littler Mendleson P.C.
Margaret Patricio; Trustee; Assistant Treasurer and Director, Boston Consulting Group
Marie Pellegrino; President; Banker
Mary Louise Nunes; Trustee; Managing Member, Nunes & Charrier, LLC
Carl W. Taber; Trustee; Banker
James F. Wallace; Trustee; Retired Bank Executive
Lawrence R. Walsh; Trustee; Retired manufacturing company executive
Diana Taxiera; Executive Vice President, Chief Financial Officer and Treasurer; Banker
Criminal convictions in the last five years: During the past five years, neither the Reporting Person nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: All Insiders are U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 2, 2026, the Issuer issued 11,638,000 shares of its Common Stock to the Reporting Person in connection with the reorganization of BayCoast Bank and the Reporting Person into the two-tier mutual holding company form of organization. The reorganization was effective November 2, 2026. No cash consideration was paid by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
While the Reporting Person intends to exercise its rights as majority stockholder of the Issuer, neither the Reporting Person nor any of the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
In the future, the Reporting Person and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) and/or the Reporting Person and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 2, 2026, the Reporting Person directly and beneficially owned 11,638,000 shares of the Issuer's Common Stock, which represented 55.0% of the issued and outstanding shares of Issuer's Common Stock on that date.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and the sole power to dispose of the shares of the Issuer's Common Stock that it owns.
Transactions in the class effected during the past sixty days: Other than the issuance of the shares of the Issuer's Common Stock to the Reporting Person on November 2, 2026, the Reporting Person has not affected any transaction in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Schedule, neither the Reporting Person nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Narragansett Financial Corporation: /s/ Marie Pellegrino, President (11/02/2026)